SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TB WOOD’S CORPORATION
(Name of Subject Company (Issuer))

Altra Holdings, Inc.
Forest Acquisition Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share (Title of class of securities)	872226105 (CUSIP number of class of securities)
Michael L. Hurt
Chairman and Chief Executive Officer
Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171
Tel: (617) 689-6354
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:
Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
Tel: (650) 802-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$ 108,797,005	$3,340

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $24.80 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No. N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX TO EXHIBITS
Ex-(a)(1)(i) Offer to Purchase, dated as of March 5, 2007
Ex-(a)(1)(ii) Form of Letter of Transmittal
Ex-(a)(1)(iii) Form of Notice of Guaranteed Delivery
Ex-(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Ex-(a)(1)(v) Form of Letter to Clients
Ex-(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Ex-(a)(1)(vii) Summary Advertisement published on March 5, 2007
Ex-(b)(1) Tack-on Commitment Letter, dated February 17, 2007
Ex-(b)(2) Bridge Loan Facility Commitment Letter, dated February 17, 2007

Introduction
     This tender offer statement on Schedule TO (this “Schedule TO”) is filed by Altra Holdings, Inc., a Delaware corporation (“Parent”) and Forest Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of TB Wood’s Corporation, a Delaware corporation (“TB Wood’s” or the “Company”), at a purchase price of $24.80 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) respectively.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is TB Wood’s Corporation. TB Wood’s principal executive offices are located at 440 North Fifth Avenue, Chambersburg, PA 17201. The telephone number at the principal executive offices of TB Wood’s is (717) 264-7161.
     (b) Securities. This statement relates to the common stock, par value $0.01 per share, of TB Wood’s. Based upon information provided by TB Wood’s, as of February 15, 2007, there were (i) 3,767,128 shares of common stock issued and outstanding and (ii) 619,848 shares of common stock issuable upon the exercise, conversion or exchange of outstanding stock options and warrants to acquire shares of common stock that were vested and exercisable or would become vested or exercisable within 60 days following April 2, 2007, assuming all other applicable vesting conditions are satisfied. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares of Company Common Stock; Dividends on Shares of Company Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a), (b), (c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Parent and Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Parent and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for Shares of Company Common Stock; NASDAQ Listing and Controlled Company Status; Exchange Act Registration,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Parent and Purchaser,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Parent and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for Shares of Company Common Stock; Nasdaq Listing and Controlled Company Status; Exchange Act Registration” is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated as of March 5, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement published on March 5, 2007.

(a)(5)	Press Release issued by Parent on February 19, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the SEC on February 20, 2007).

(b)(1)	Tack-on Commitment Letter, dated February 17, 2007, between Altra Industrial Motion, Inc. and Jefferies Funding LLC.

(b)(2)	Bridge Loan Facility Commitment Letter, dated February 17, 2007, between Parent and Jefferies Finance LLC.

(d)(1)	Agreement and Plan of Merger, dated as of February 17, 2007, among Parent, the Purchaser and TB Wood’s (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Parent with the SEC on February 20, 2007).

(d)(2)	Support Agreement, dated as of February 17, 2007, among Parent, the Purchaser and Thomas C. Foley (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the SEC on February 20, 2007).

(g)	None.

(h)	None.

*	Included in mailing to stockholders
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTRA HOLDINGS, INC.

/s/ MICHAEL L. HURT

Name: Michael L. Hurt
Title: Chairman and Chief Executive Officer

FOREST ACQUISITION CORPORATION

/s/ MICHAEL L. HURT

Name: Michael L. Hurt
Title: President and Chief Executive Officer
Date: March 5, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of March 5, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement published on March 5, 2007.

(a)(5)	Press Release issued by Parent on February 19, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the SEC on February 20, 2007).

(b)(1)	Tack-on Commitment Letter, dated February 17, 2007, between Altra Industrial Motion, Inc. and Jefferies Funding LLC.

(b)(2)	Bridge Loan Facility Commitment Letter, dated February 17, 2007, between Parent and Jefferies Finance LLC.

(d)(1)	Agreement and Plan of Merger, dated as of February 17, 2007, among Parent, the Purchaser and TB Wood’s (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Parent with the SEC on February 20, 2007).

(d)(2)	Support Agreement, dated as of February 17, 2007, among Parent, the Purchaser, and Thomas C. Foley (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the SEC on February 20, 2007).

(g)	None.

(h)	None.

*	Included in mailing to stockholders